SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP Publicly Held Company CNPJ/MF No. 43.776.517/0001-80	EMAE – EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. Publicly Held Company CNPJ/MF No. 02.302.101/0001-42

JOINT MATERIAL FACT

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP ("Sabesp") and EMAE – EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. ("EMAE" and, together with Sabesp, the "Companies"), in compliance with article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976 ("Brazilian Corporations Law"), CVM Resolution No. 44, dated August 23, 2021 ("CVM Resolution 44") and CVM Resolution No. 78, dated March 29, 2022 ("CVM Resolution 78"), following the Material Fact disclosed on April 24, 2026, hereby inform their shareholders and the market in general that, on this date, the "Protocolo e Justificação de Incorporação das Ações de Emissão da Empresa Metropolitana de Águas e Energia S.A. – EMAE pela Companhia de Saneamento Básico do Estado de São Paulo – SABESP" ("Protocol and Justification") was executed, which sets forth the terms and conditions applicable to the Merger (as defined below).

In addition to the execution of the Protocol and Justification, the following resolutions were approved at meetings held by the respective Boards of Directors, (i) in case of Sabesp, the calling of Sabesp’s Extraordinary Shareholders’ Meeting, to be held, on first call, on July 30, 2026, at 11:00 a.m. (Brasília time) (“Sabesp EGM”); and (ii) in case of EMAE, the calling of EMAE’s Extraordinary Shareholders’ Meeting, to be held, on first call, on July 30, 2026, at 9:00 a.m. (Brasília time) (“EMAE EGM” and, together with the Sabesp EGM, the “Shareholders’ Meetings”), to resolve upon the Merger (as defined below).

The information and documents related to the calling of the Shareholders’ Meetings, including the proposals of the respective management bodies, the Protocol and Justification, as well as the materials related to the calling of the Shareholders’ Meetings, in accordance with applicable laws and regulations, will be disclosed in due course.

Set forth below, in compliance with the provisions of CVM Resolution 78, are the main terms and conditions of the Merger (as defined below).

1.       Identification of the Companies involved in the transaction and a brief description of their activities

1.1.           Companhia de Saneamento Básico do Estado de São Paulo – SABESP. Sabesp is a publicly held company, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”) as a Category “A” issuer, and listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) in B3’s Novo Mercado segment (“Novo Mercado”). Its registered office is located at Rua Costa Carvalho, No. 300, Pinheiros, ZIP Code 05429-900, City of São Paulo, State of São Paulo, Brazil, and it is enrolled with the National Registry of Legal Entities (CNPJ/MF) under No. 43.776.517/0001-80. Sabesp's corporate purpose is the provision of basic sanitation services in the State of São Paulo, in addition to related activities, including the planning, operation and maintenance of systems for the production, storage, conservation and commercialization of energy.

1.2.           EMAE – Empresa Metropolitana de Águas e Energia S.A. EMAE is a publicly held company, registered with the CVM as a Category “A” issuer, and listed on B3 in the Traditional (Basic) listing segment. Its registered office is located at Av. Jornalista Roberto Marinho, No. 85, 16th Floor, Cidade Monções, ZIP Code 04576-010, City of São Paulo, State of São Paulo, Brazil, and it is enrolled with the National Register of Legal Entities (CNPJ/MF) under No. 02.302.101/0001-42. EMAE's corporate purpose is to study, plan, design, build, operate and maintain systems for the production, storage, conservation and commercialization of energy, conventional or alternative, for its own account or on behalf of third parties, as well as to study, plan, design, construct, maintain and operate storage dams, hydraulic systems and other facilities intended for the multiple-use exploitation of water resources.

2.       Description and purpose of the operation

The transaction contemplated by the Protocol and Justification consists of the merger into Sabesp of all shares issued by EMAE that are not already held by Sabesp, in exchange for the delivery to EMAE’s shareholders (other than Sabesp) of common shares issued by Sabesp, in accordance with the Exchange Ratio (as defined below), resulting in the migration of EMAE’s shareholder base to Sabesp (the “Merger”). Upon completion of the Merger, EMAE will become a wholly owned subsidiary of Sabesp. In addition, EMAE’s shares will cease to be traded on B3’s Traditional (Basic) listing segment, and EMAE will voluntarily apply to the CVM for the conversion of its registration from a Category “A” publicly held company to a Category “B” publicly held company.

3.       Main benefits, costs and risks of the operation

3.1.           Benefits. The Merger is intended to unify the shareholder bases of the Companies and will result in the simplification and optimization of their corporate and administrative structures, eliminating or reducing redundant costs, as well as enhancing their ability to conduct their businesses in an integrated manner. The Merger will provide the management of the Companies with greater capacity to focus on their core operations and further advance the strategic objectives of the group, with the aim of increasing operational efficiency.

3.2.           Costs. The total costs of the Merger are estimated at approximately BRL 4,450,000.00 (four million, four hundred and fifty thousand reais), including expenses related to publications, auditors, appraisers, legal and financial advisors, and other professionals engaged to provide advisory services in connection with the Merger. For EMAE, these costs are estimated at up to BRL 2,300,000.00 (two million three hundred thousand reais). Each company has borne and will continue to bear its own costs incurred in connection with the respective services contracted and publications issued.

3.3.           Risks. The management of the Companies does not foresee any material risks to the implementation of the Merger, other than those ordinarily associated with the Companies’ day-to-day activities and consistent with the nature, size and scope of their operations.

The Merger is subject to the approval of the shareholders of Sabesp and EMAE and, therefore, there can be no assurance as to whether or when the Merger will be completed. It is also possible that the Merger may be completed on terms different from those described in the proposals submitted by the management of Sabesp and EMAE to their respective Shareholders’ Meetings.

As a result of the Merger, EMAE’s shareholders will hold a participation interest in Sabesp’s capital stock, and their percentage interest may be lower than the one they currently hold in EMAE. Consequently, the influence of EMAE’s current shareholders over Sabesp’s decisions may be less than the influence they currently have on EMAE.

The market price of the shares issued by Sabesp and EMAE is subject to fluctuations until the completion of the Merger and, in the case of Sabesp shares, also following the consummation of the Merger, as a result of various factors beyond the Companies’ control.

The success of the Merger will depend, in part, on the ability of the group to which the Companies belong to reduce costs and optimize processes as a result of the simplification of its corporate structure and the consolidation of its businesses.

There can be no assurance, however, that such cost reductions and process optimization initiatives will be successfully achieved. If these objectives are not successfully attained, the expected benefits of the Merger may not be fully realized or may take longer than expected to materialize.

The occurrence of any of the risks described above, or the failure to realize, in whole or in part, the growth opportunities and synergies identified in connection with the Merger, could adversely affect Sabesp’s financial condition, operating results and the market price of its securities.

4.       Share replacement ratio

As a result of the Merger, EMAE shareholders (other than Sabesp) will receive 1.31950000000 common shares issued by Sabesp for each common or preferred share issued by EMAE held on the date of consummation of the Merger, pursuant to the terms of the Protocol and Justification (the “Exchange Ratio”).

The Exchange Ratio shall be adjusted to reflect any changes in the number of shares issued by Sabesp or EMAE, including, without limitation, stock splits, reverse stock splits, stock dividends or other similar transactions affecting the share capital of Sabesp or EMAE, that may occur between the date of execution of the Protocol and Justification and the date of implementation of the Merger. In the event of any dividends, interest on equity (juros sobre capital próprio) or other distributions declared by Sabesp or EMAE with a record date occurring on or after the date of execution of the Protocol and Justification and prior to the implementation of the Merger, EMAE shareholders shall be entitled to a pro rata cash payment, with no adjustment to the Exchange Ratio.

Any fractional Sabesp common shares resulting from the Merger shall be aggregated into whole shares and subsequently sold in the B3-managed spot market following the consummation date of the Merger, pursuant to a notice to be timely disclosed by Sabesp.

The proceeds from such sale, net of applicable fees and expenses, shall be made available to the former EMAE shareholders entitled to the corresponding fractions, pro rata to their interest in each share sold.

No shares shall be issued by Sabesp in connection with the Merger with respect to any treasury shares that may be held by EMAE, which shares shall be cancelled by EMAE prior to the consummation date of the Merger.

5.       Criteria for setting the replacement ratio

Given that the Merger is a transaction involving a controlling company, Sabesp, and its controlled company, EMAE, and in accordance with CVM Guidance Opinion No. 35, dated September 1, 2008, EMAE established an independent special committee (the “EMAE Independent Committee”), whose role was to negotiate the Exchange Ratio and the other terms and conditions of the transaction involving the Companies and to submit its recommendation to EMAE’s Board of Directors.

In addition, Sabesp’s Board of Directors established an independent special committee (the “Sabesp Independent Committee” and, together with the EMAE Independent Committee, the “Independent Committees”), which was responsible for the initial proposal and the subsequent negotiation of the Exchange Ratio with the EMAE Independent Committee.

In this regard, the Exchange Ratio was extensively negotiated by the Independent Committees, taking into account a number of factors, including the fair value of the Companies. The recommendation was approved by the Sabesp Independent Committee and the EMAE Independent Committee on June 11 and June 19, 2026, respectively, and was approved by EMAE’s Board of Directors at a meeting that began on June 26, 2026, was suspended, resumed, and concluded on June 29, 2026, and by the Sabesp’s Board of Directors on June 26, 2026.

Additional information regarding the Exchange Ratio is set forth in the Management Proposals for the Sabesp EGM and for EMAE EGM, which will be disclosed in due course, in accordance with applicable laws and regulations.

Ernst & Young Auditores Independentes S/S Ltda. was engaged to audit Sabesp’s financial statements as of March 31, 2026, as well as to issue a report providing reasonable assurance regarding Sabesp’s pro forma financial information, as if the Merger had occurred on March 31, 2026.

6.       Main assets and liabilities comprising each portion of the net equity, in the event of a spin-off

Not applicable, as the Merger does not involve a spin-off transaction.

7.       Whether the transaction has been or will be submitted for approval by Brazilian or foreign authorities

Not applicable, as the Merger will not be submitted for approval by any Brazilian or foreign governmental or regulatory authority.

8.       Exchange Ratio Calculated Pursuant to Article 264 of Law No. 6,404/1976 in Transactions Involving Controlling Companies, Controlled Companies or Companies Under Common Control

Apsis Consultoria e Avaliações Ltda. (“Appraisal Firm”) was engaged to prepare the appraisal report, pursuant to Article 264 of the Brazilian Corporations Law, containing the calculation of the exchange ratio applicable to the shares held by EMAE’s non-controlling shareholders, based on the net asset value per share of Sabesp and EMAE, with both companies’ net equity being valued as of March 31, 2026, using the same criteria and at market prices (the “Article 264 Appraisal Report”).

If the Exchange Ratio for the Merger had been determined based on the Article 264 Appraisal Report, EMAE shareholders (other than Sabesp) would receive 1.0191601 common shares issued by Sabesp for each common or preferred share issued by EMAE.

Accordingly, the exchange ratio determined based on Article 264 Appraisal Report would be less favorable to EMAE’s shareholders than the Exchange Ratio negotiated by the Independent Committees and set forth in the Protocol and Justification. Therefore, the provisions of Article 264, paragraph 3, of the Brazilian Corporations Law do not apply to the Merger.

9.       Withdrawal Rights and Reimbursement Amount

Pursuant to Articles 137 and 252, Paragraph 2, of the Brazilian Corporations Law, if approved, the Merger will give rise to withdrawal rights solely for holders of common or preferred shares issued by EMAE who oppose the resolution.

Pursuant to Article 137, item II, of the Brazilian Corporations Law, Sabesp shareholders will not be entitled to withdrawal rights, since Sabesp’s shares satisfy the liquidity and dispersion requirements established by law, as evidenced by their trading on B3’s Novo Mercado segment.

9.1.           Dissenting EMAE Shareholders. Withdrawal rights shall be granted to EMAE shareholders who: (i) have held shares issued by EMAE continuously since April 23, 2026, the last trading day prior to the disclosure of the first material fact regarding the Merger (April 24, 2026); (ii) vote against the Merger, abstain from voting, or fail to attend the EMAE EGM at which the Merger is considered; and (iii) expressly exercise their withdrawal rights within 30 (thirty) days from the date of publication of the minutes of the EMAE EGM (the “Dissenting Shareholders”).

Pursuant to the Brazilian Corporations Law, the Dissenting Shareholders may be entitled to exercise their withdrawal rights at the book value per common or preferred share of EMAE as of March 31, 2026, corresponding to approximately BRL 16.79 (sixteen reais and seventy-nine centavos) per common or preferred share, without prejudice to their right to request the preparation of a special balance sheet, pursuant to Article 45 of the Brazilian Corporations Law.

In addition, in view of the provisions set forth in item 8 above, Article 264, Paragraph 3, of the Brazilian Corporations Law shall not apply to the Merger.

9.2.           Reconsideration. EMAE reserves the right to convene a new shareholders’ meeting to ratify or reconsider the Merger if it determines that payment of the reimbursement amount to the Dissenting Shareholders who have exercised their withdrawal rights would jeopardize its financial stability, pursuant to Article 137, Paragraph 3, of the Brazilian Corporations Law.

10.    Other relevant information

10.1.        Corporate Approvals. The consummation of the Merger will be subject to the completion of the following actions, all of which are interdependent and must be coordinated so as to occur on the same date:

(i)                EMAE EGM, in order to: (a) ratify the appointment of the Appraisal Firm; (b) approve the Appraisal Report – Merger; (c) approve the Article 264 Appraisal Report; (d) approve this Protocol and Justification; (e) approve the Merger; and (f) authorize EMAE’s management to take all actions necessary to consummate the Merger, including, without limitation, the subscription of the common shares to be issued by Sabesp, on behalf of EMAE’s shareholders (other than Sabesp), on the date of implementation of the Merger, pursuant to Article 252, Paragraph 2, of the Brazilian Corporations Law; and

(ii)              Sabesp EGM, in order to: (a) ratify the appointment of the Appraisal Firm; (b) approve the Appraisal Report – Merger; (c) approve the Article 264 Appraisal Report; (d) approve this Protocol and Justification; (e) approve the Merger; (f) approve the increase of Sabesp’s share capital, the corresponding issuance of common shares by Sabesp, and the resulting amendment and restatement of Sabesp’s bylaws; and (g) authorize Sabesp’s management to take all actions necessary to consummate the Merger.

10.2.        Consummation. Once the Merger has been approved by the Shareholders’ Meetings, the Companies and their respective management bodies shall take all actions and measures necessary to implement the Merger. The Companies shall disclose to the market, in accordance with applicable laws and regulations, the date on which the Merger is consummated.

10.3.        Additional Information. In compliance with Article 3 of CVM Resolution 78 and CVM Resolution No. 81, dated March 29, 2022, the documents relating to the Merger and the Shareholders’ Meetings are available to the shareholders of each of the Companies at their respective registered offices, as applicable, as well as on Sabesp’s website (www.ri.sabesp.com.br) or EMAE’s website (https://ri.emae.com.br/pt), as the case may be, and on the websites of the CVM (www.gov.br/cvm) and B3 (www.b3.com.br), and may be reviewed by the Companies’ shareholders in accordance with applicable laws and regulations.

Additional information regarding the matters described in this material fact will be timely disclosed by the Companies in accordance with applicable laws and regulations.

São Paulo, June 29, 2026.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP _____________________________________________ Name: Daniel Szlak Position: Chief Financial Officer and Investor Relations Officer	EMAE – EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. _____________________________________________ Name: Pedro Borges Petersen Position: Chief Financial, Investor Relations and Administrative Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 30, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.